SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PERFORMANCE SPORTS GROUP LTD

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

71377G100

(CUSIP Number)

Christopher Shackelton/Adam Gray

Metro Center

1 Station Place, 7th Floor South

Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 71377G100	Page 2 of 9

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,628,202
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,628,202
11.	Aggregate amount beneficially owned by each reporting person 1,628,202
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.57%
14.	Type of reporting person (see instructions) OO, IA

SCHEDULE 13D

CUSIP No. 71377G100	Page 3 of 9

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,253,346
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,253,346
11.	Aggregate amount beneficially owned by each reporting person 1,253,346
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.75%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 71377G100	Page 4 of 9

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 960,689
	9.	Sole dispositive power 0
	10.	Shared dispositive power 960,689
11.	Aggregate amount beneficially owned by each reporting person 960,689
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.11%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 71377G100	Page 5 of 9

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Partners II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 292,657
	9.	Sole dispositive power 0
	10.	Shared dispositive power 292,657
11.	Aggregate amount beneficially owned by each reporting person 292,657
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.64%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 71377G100	Page 6 of 9

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,628,202
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,628,202
11.	Aggregate amount beneficially owned by each reporting person 1,628,202
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.57%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 71377G100	Page 7 of 9

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,628,202
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,628,202
11.	Aggregate amount beneficially owned by each reporting person 1,628,202
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.57%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 71377G100	Page 8 of 9

This Amendment No. 2 to Schedule 13D (this “Statement”) relates to the common shares, no par value per share (the “Common Shares”), of Performance Sports Group Ltd., a corporation formed under the laws of British Columbia, Canada (the “Company”). This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons dated August 25, 2016, as amended dated November 29, 2016. Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given to such terms in the initial Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The information relating to the beneficial ownership of Common Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on April 14, 2016.

(c) The Reporting Persons effected the following transactions in the Common Shares in open market transactions on the dates indicated, and such transactions are the only transactions in the Common Shares by the Reporting Persons since the filing of the Reporting Persons’ previous Schedule 13D amendment:

Name	Purchase or Sale	Date	Number of Share	Weighted Average Price Per Share
CCP	Sale	12/13/2016	135,677	$1.90
CCP	Sale	12/14/2016	145,342	$1.78
CCP	Sale	12/15/2016	767,114	$1.77
CCP	Sale	12/16/2016	627,945	$1.77
CCP2	Sale	12/13/2016	33,614	$1.90
CCP2	Sale	12/14/2016	36,000	$1.78
CCP2	Sale	12/15/2016	187,774	$1.77
CCP2	Sale	12/16/2016	155,607	$1.77
Separate Account	Sale	12/13/2016	48,009	$1.90
Separate Account	Sale	12/14/2016	51,395	$1.78
Separate Account	Sale	12/15/2016	271,112	$1.77
Separate Account	Sale	12/16/2016	222,448	$1.77

(e)	The Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Shares on December 16, 2016.

SCHEDULE 13D

CUSIP No. 71377G100	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 19, 2016

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL PARTNERS II, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact